                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   _________

                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                           (Amendment No. ________)*


                             VITECH AMERICA, INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                   928489103
                                (CUSIP Number)


                           WILLIAM M. ELLIOTT, ESQ.
                            GATEWAY COMPANIES, INC.
                            4545 TOWNE CENTRE COURT
                              SAN DIEGO, CA 92121
                                 (858)799-3401
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              SEPTEMBER 16, 1999
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check
the following box.    [_]

     Note:  Schedules filed in paper format shall include a signed original and
     ----
five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


_____________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                                  ----------------------------------
      CUSIP NO. 928489103                     13D                    PAGE _____ OF ______ PAGES
-------------------------------                                  ----------------------------------

 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       GATEWAY COMPANIES, INC.
---------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  [_]
                                                                              (b)  [_]
---------------------------------------------------------------------------------------------------
 3     SEC USE ONLY
---------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS* WC, OO
---------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
       2(e)                                                                        [_]
---------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION    DELAWARE
---------------------------------------------------------------------------------------------------

  NUMBER OF        7      SOLE VOTING POWER   3,351,351
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                   8      SHARED VOTING POWER    -0-
                   ---------------------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER    3,351,351
                   ---------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER    -0-
----------------------------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,351,351
----------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]
----------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.6%
----------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*  CO
----------------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, no par value (the "Common Stock"), of Vitech America, Inc., a Florida corporation (the "Issuer"). Gateway Companies, Inc., a Delaware corporation ("Gateway"), has acquired 538,284 shares of Common Stock and has acquired certain other securities which are convertible
into Common Stock within 60 days of the date of this Schedule 13D.   The
principal executive offices of the Issuer are located at 8807 Northwest 23rd Street, Miami, Florida 33172.

Item 2.  Identity and Background.

This statement is being filed by Gateway, which is a corporation organized under the laws of the State of Delaware. Its principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121. Information in this schedule is also being disclosed by (i) the directors and executive officers of Gateway, (ii) Gateway, Inc., a Delaware corporation and 100% parent of Gateway ("Gateway, Inc."), and (iii) the directors and executive officers of Gateway, Inc., all of whom are set forth on Appendix A attached hereto and incorporated herein by reference. Gateway, Inc's principal business and executive office is located at 4545 Towne Centre Court, San Diego, California 92121.

Gateway is a leading direct marketer of personal computers and related products and services. Gateway develops, manufactures, markets and supports a broad line of desktop and portable PCs, digital media (convergence) PCs, servers, workstations and PC-related products used by individuals, families, businesses, government agencies and educational institutions.

None of Gateway nor any other person disclosed in response to this Item 2 has during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 16, 1999, pursuant to a Convertible Loan Agreement (the "Loan Agreement"), Gateway loaned $31 million to the Issuer and received a 10% Convertible Promissory Note evidencing such loan (the "Promissory Note"). Each $11.02 outstanding under the Promissory Note is convertible into one share of the Issuer's Common Stock (subject to adjustment upon the occurrence of certain events). The source of the funds loaned by Gateway under the Loan Agreement was Gateway's working capital.

Under the Loan Agreement, the Issuer also issued 538,284 shares of Common Stock to Gateway as consideration for Gateway's granting of rights to the Issuer to enter into certain territorial arrangements with Gateway (the "Territorial Rights Arrangement").

Gateway did not acquire any of the Common Stock or fund the loan evidenced by the Promissory Note with borrowed funds.

The foregoing descriptions of the Loan Agreement and the Promissory Note are each qualified in their entirety by the text of such agreements which are attached hereto as Exhibits 1 and 2, respectively, and which are incorporated herein by this reference.

Item 4.  Purpose of Transaction.

Gateway acquired the Common Stock, the Promissory Note and, if converted, the Common Stock issuable upon conversion of the Promissory Note as an investment. The persons other than Gateway described in Item 2 do not own any shares of the Issuer.

In addition, Gateway was granted an option (the "Gateway Option"), exercisable prior to September 16, 2001, to (1) extend an additional $40 million convertible loan to the Issuer on the same terms and conditions as the Promissory Note, with a conversion price equal to the lower of (x) $11.02 per share or (y) a 20% premium over the then-market value of the Issuer's Common Stock as reported on the Nasdaq Stock Market determined by taking the arithmetic average of the closing price of the Issuer's Common Stock for a period of twenty trading days preceding the date on which Gateway gives notice of its intent to exercise this option and/or (2) subject to compliance with applicable law, enter into a merger agreement whereby the Issuer's shareholders shall have the option to exchange each of their shares of the Issuer's Common Stock for (x) $14.00 per share in cash or (y) one share of a new callable putable common stock (the "New Stock"). The New Stock shall have a call provision whereby Gateway will have the right to call 100% (and not less than 100%) of the New Stock, including all vested options, which it does not already own, at a price which shall be determined by the Issuer's performance. The New Stock shall also have a put provision whereby the New Stock holders will have the right to put to Gateway 100% (and not less than 100%) of their New Stock, including all vested dilutive options and warrants, at a price which shall be determined by the Issuer's performance. The Gateway Option would allow Gateway to acquire all or an additional portion of the Issuer's Common Stock and the New Stock. Gateway has no current plans to exercise the Gateway Option.

Except as set forth in this Item 4, none of Gateway nor any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Gateway expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, Gateway reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, Gateway may, subject to applicable securities laws, at any time and from time to time acquire additional shares of the Issuer's Common Stock or securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; dispose of shares of the Issuer's Common Stock or other securities convertible or exchangeable for the Issuer's Common Stock in public or private transactions; and/or enter into privately negotiated derivative transactions with one or more parties to hedge the market risk of some or all of its positions in the Issuer's Common Stock or such other securities. Any such transactions may be effected at any time and from time to time.

The foregoing description of the Loan Agreement is qualified in its entirety by the text of the Loan Agreement which is attached hereto as Exhibit 1 and is incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

On September 16, 1999, Gateway and the Issuer entered into the Loan Agreement, whereby Gateway loaned the Issuer $31 million principal amount evidenced by the Promissory Note and the Issuer issued a total of 538,284 shares of Common Stock in consideration of the granting by Gateway of rights to enter into the Territorial Rights Arrangement. Each $11.02 outstanding under the Promissory
Note is convertible into one share of the Issuer's Common Stock (subject to adjustment upon the occurrence of certain events). Due to such convertibility of the Promissory Note, Gateway may be deemed to presently be the beneficial owner of shares of the Common Stock pursuant to Exchange Act Rule 13d-

3(d)(1)(i)(B). Gateway's beneficial ownership of the Common Stock represents approximately 18.6% of the Issuer's outstanding Common Stock (including the Common Stock deemed to be beneficially held by Gateway) based upon the outstanding shares of Common Stock set forth in the Issuer's prospectus filed with the Securities and Exchange Commission on September 1, 1999. Other than Gateway, Inc. through its ownership of Gateway, no other person disclosed in response to Item 2 beneficially owns any shares of the Issuer's Common Stock.

Gateway has sole voting power and sole dispositive power of the Common Stock that it holds, and, upon conversion of the Promissory Note, will have sole voting and dispositive power of the Common Stock it holds as a result of such conversion. In the last sixty days, none of Gateway nor any other person disclosed in response to Item 2 has been a party to any transaction in the Common Stock or the Promissory Note other than by the Loan Agreement. Gateway knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Stock or the Promissory Note.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Loan Agreement, Gateway received the Gateway Option and a right of first refusal with respect to future issuances of securities by the Issuer. The Issuer also gave Gateway certain demand and piggy-back registration rights with respect to the Common Stock issued to Gateway under the Loan Agreement and the Common Stock issuable to Gateway upon conversion of the Promissory Note.

William St. Laurent, the Issuer's President and Chief Operating Officer, and Georges St. Laurent III, the Issuer's Chairman and Chief Executive Officer, jointly and severally, have executed a Guaranty with Gateway pursuant to which they personally guaranteed $11 million of the outstanding amount under the Promissory Note. Pursuant to a Pledge Agreement with Gateway, William St. Laurent pledged 500,000 shares of his Common Stock as collateral for repayment of the Promissory Note and Georges St. Laurent III pledged 400,000 shares of his Common Stock as collateral for repayment of the Promissory Note. William and Georges St. Laurent also executed Voting Agreements with Gateway under which they agreed to vote their shares of Common Stock in favor of any future shareholder proposals supporting the transactions contemplated by the Loan Agreement and against certain extraordinary transactions or changes to the Issuer. They also agreed to transfer their shares of Common Stock only in limited circumstances, and granted Gateway a right of first refusal with respect
to any such proposed transfers.   In accordance with the Voting Agreements,
William and Georges St. Laurent executed and delivered irrevocable proxies in favor of Gateway with respect to the matters covered in the Voting Agreements.

Except as disclosed in this Item 6, none of Gateway nor any other person disclosed in response to Item 2 is a party to any contract, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions of the Loan Agreement, Voting Agreements, Guaranty and Pledge Agreement are each qualified in their entirety by the text of such agreements which are attached hereto as Exhibits 1, 3, 4 and 5, respectively, and which are incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

     The information set forth in the Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 1999       GATEWAY COMPANIES, INC.


                                By: /s/ John J. Todd
                                   ----------------
                                   John J. Todd
                                   Senior Vice President and
                                   Chief Financial Officer

                                 Exhibit Index


1. Convertible Loan Agreement between Vitech America, Inc. and Gateway Companies, Inc. dated September 19, 1999.

2. Convertible Promissory Note issued by Vitech America, Inc. in favor of Gateway Companies, Inc. dated September 16, 1999.

3. Form of Voting Agreement executed by Gateway Companies, Inc. with William St. Laurent and Georges St. Laurent III dated September 16, 1999.

4. Guaranty executed by and among Gateway Companies, Inc., William St. Laurent and Georges St. Laurent III dated September 16, 1999.

5. Pledge Agreement executed by and among Gateway Companies, Inc., William St. Laurent and Georges St. Laurent III dated September 16, 1999.

                                 SCHEDULE 13D

                             VITECH AMERICA, INC.,
                                    Issuer


                                  APPENDIX A


                                                                                              GATEWAY             GATEWAY
       NAME                                              GATEWAY,          GATEWAY,          COMPANIES,          COMPANIES,
  Citizenship(1)        PRESENT PRINCIPAL                  INC.              INC.              INC.                 INC.
    Address(2)             OCCUPATION                 Exec. Officer        Director        Exec. Officer          Director
------------------------------------------------------------------------------------------------------------------------------
Theodore W. Waitt    Chairman and                           X                 X
                     Chief Executive Officer

Jeffrey Weitzen      President and                          X                 X                  X                   X
                     Chief Operating Officer

David J. Robino      Executive Vice President,              X                                    X
                     Chief Administrative Officer

Van M. Andrews       Senior Vice President,                                                      X
                     Gateway Business

Anil Arora           Senior Vice President,                 X
                     Gateway.net

Peter B. Ashkin      Senior Vice President,                 X
                     Products

R. Todd Bradley      Senior Vice President,                                                      X
                     Gateway Consumer

Joseph J. Burke      Senior Vice President,                                                      X
                     Global Business Development

William M. Elliott   Senior Vice President,                 X                                    X                   X
                     General Counsel and Secretary

Michael D. Hammond   Senior Vice President,                                                      X
                     Manufacturing

Frank Smilovic       Senior Vice President,                 X
                     Regional Managing Director -
                     Asia-Pacific

John J. Todd         Senior Vice President and             X                          X             X
                     Chief Financial Officer

George H. Krauss     Director                                           X
                     (attorney with law firm of
                     Kutak Rock)

Richard D. Snyder    Director                                           X
                     (President - Avalon
                     Investments, Inc.)

Douglas L. Lacey     Director                                           X
                     (Partner in accounting firm
                     of Nichols, Rise & Company,
                     L.L.P.)

Charles G. Carey     Director                                           X
                     (Chairman of the Board and
                     Chief Executive Officer of
                     Fox Television Division of
                     Fox Inc. and Co-Chief
                     Operating Officer of News
                     Corporation)

James F. McCann      Director                                           X
                     (President of 1-800-FLOWERS)

(1)  All are United States citizens.
(2)  All addresses are 4545 Towne Centre Court, San Diego, CA 92101